Filed pursuant to Rule 424(b)(3)

File Nos. 333-258314 and 811-22973

AMG PANTHEON FUND, LLC

Supplement dated October 22, 2021 to the Class 1 Prospectus and the Class 2, Class 3, Class 4 and Class 5 Prospectus, each dated July 31, 2021, as supplemented September 1, 2021

The following information supplements and supersedes any information to the contrary relating to AMG Pantheon Fund, LLC (the “Fund”) contained in the Fund’s current Prospectuses (each, a “Prospectus”) dated and supplemented as noted above.

Effective immediately, the fourth paragraph of the “Summary of Terms – Investment Objective and Strategies – The Fund” section of the Prospectus is hereby deleted in its entirety and replaced with the following:

The Master Fund may allocate assets to Investment Funds that focus on buyout, growth capital, special situations, credit, real estate, real assets, private infrastructure investments, and/or other private assets.

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Buyout. Control investments in established, cash flow positive companies are usually classified as buyouts. Buyout investments may focus on small-, mid-, large-, or mega-capitalization companies, and such investments collectively represent a substantial majority of the capital deployed in the overall private equity market. The use of debt financing, or leverage, is prevalent in buyout transactions—particularly in the large- and mega-cap segment.

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Growth Capital. Growth capital typically involves minority investments in established companies with strong growth characteristics and typically does not utilize much, if any, leverage. Companies that receive growth capital investments typically are profitable businesses that need capital for organic and acquisition growth strategies and shareholder liquidity.

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Special Situations. Special situations investments may include debt investments that provide a middle level of financing below the senior debt level and above the equity level. A typical special situations investment may include a loan to a borrower, together with equity in the form of warrants, common stock, preferred stock or some other form of equity investment. In addition, special situations investments may include other forms of investment not described herein, such as distressed debt, infrastructure, energy or utility investments and turnaround investments.

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Credit. Credit investments may include primary and secondary investments and co-investments in private credit funds targeting a range of debt strategies, including senior secured loans, mezzanine and subordinated debt investments, special situations and distressed investments. The Master Fund may also invest directly in the debt of private operating companies. The credit investments to which the Master Fund may directly or indirectly allocate its assets may include low grade or unrated debt securities (i.e., “high yield” or “junk” bonds).

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Real Estate. Real estate investments may include single-property real estate opportunities in the United States and abroad and large-cap companies with real estate portfolios. The Master Fund is not currently allocating capital to real estate investments but reserves the right to hold such investments in the future.

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Private Infrastructure, Real Assets and Other Private Assets. Private infrastructure investments may include companies and funds that focus on utilities infrastructure (e.g., conventional and renewable power and transmission, electricity, gas and water networks) and/or transportation infrastructure (e.g., airports, ports, railways, and roads). Investments in real assets may provide exposure to real estate, commodities, natural resources (such as agriculture and timber), infrastructure, and precious metals. Other private asset investments may include opportunities in other assets.

Effective immediately, the following language is added to “Types of Investments and Related Risk Factors”:

Senior Secured Loans. Senior secured loans are of a type generally incurred by the obligors thereunder in connection with highly leveraged transactions, often (although not exclusively) to finance internal growth, acquisitions, mergers and/or stock purchases. As a result of, among other things, the additional debt incurred by the obligor in the course of such a transaction, the obligor’s creditworthiness is often judged by the rating agencies to be below investment grade. Senior secured loans are typically at the most senior level of the capital structure. Senior secured loans are generally secured by shares of certain group companies and may also be secured by specific collateral or guarantees, including but not limited to, trademarks, patents, accounts receivable, inventory, equipment, buildings, real estate, franchises and common and preferred stock of the obligor and its subsidiaries. Senior secured loans usually have shorter terms than more junior obligations and often require mandatory prepayments from excess cash flow, asset dispositions and offerings of debt and/or equity securities on a priority basis.

Although any particular senior secured loan often will share many similar features with other loans and obligations of its type, the actual terms of any particular senior secured loan will have been a matter of negotiation and will thus be unique. The types of protection afforded to creditors will therefore vary from investment to investment. Because of the unique nature of a loan agreement, and the private syndication of the loan, leveraged loans are generally not as easily purchased or sold as publicly traded securities.

An interest in a non-investment grade loan is generally considered speculative in nature and may become a defaulted obligation for a variety of reasons. Upon any investment becoming a defaulted obligation, such defaulted obligation may become subject to either substantial workout negotiations or restructuring, which may entail, among other things, a substantial reduction in the interest rate, a substantial write-down of principal and a substantial change in the terms, conditions and covenants with respect of such defaulted obligation. In addition, such negotiations or restructuring may be quite extensive and protracted over time, and therefore may result in uncertainty with respect to ultimate recovery on such defaulted obligation. The liquidity for defaulted obligations may be limited, and to the extent that defaulted obligations are sold, it is highly unlikely that the proceeds from such sale will be equal to the amount of unpaid principal and interest thereon. Consequently, the fact that a loan is secured does not guarantee that an Investment Fund will receive principal and interest payments according to the loan’s terms, or at all, or that an Investment Fund will be able to collect on the loan should it be forced to enforce its remedies.

Mezzanine and Other Subordinated Debt, Unsecured Debt, Low/Unrated Debt Risks. Certain investments (or a portion thereof) may be made in certain high-yield securities known as mezzanine investments, which are subordinated debt securities that may be issued together with an equity security (e.g., with attached warrants). Mezzanine investments can be lower-rated, unsecured and generally subordinate to other obligations of the issuer.

Mezzanine investments share all of the risks of other high yield securities and are subject to greater risk of loss of principal and interest than higher-rated securities, especially in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of those securities may tend to fluctuate more than those for higher-rated securities.

There are additional risks associated with second-lien or other subordinated loans. In the event of a loss of value of the underlying assets that collateralize the loans, the subordinate portions of the loans may suffer a loss prior to the more senior portions suffering a loss. If a borrower defaults and lacks sufficient assets to satisfy the loan, the Master Fund may directly or indirectly suffer a loss of principal or interest. If a borrower defaults on the loan or on debt senior to the loan, or in the event of the bankruptcy of a borrower, the loan will be satisfied only after all senior debt is paid in full. Similarly, in the event of default on an unsecured loan, the first priority lien holder has first claim to the underlying collateral of the loan. It is possible that no collateral value would remain for an unsecured holder and therefore result in a direct or indirect loss of investment. Unsecured loans also generally have greater price volatility than secured loans and may be less liquid.

Equity Securities, Warrants, Convertible Securities. The Master Fund may invest in equity securities that fall within the definition of “subordinated debt investments” or may receive equity securities or warrants rights as a result of its debt investments. As with other investments, the value of equity securities held by the Master Fund may be adversely affected by actual or perceived negative events relating to the issuer of such securities, the industry or geographic areas in which such issuer operates or the financial markets generally; however, equity securities may be even more susceptible to such events given their subordinate position in the issuer’s capital structure, thus subjecting them to greater price volatility. Risks associated with the use of warrants and rights are generally similar to risks associated with the use of options, the terms of which may limit the Master Fund’s ability to exercise the warrants or rights at such time, or in such quantities, as the Master Fund would otherwise wish.

The Master Fund may also invest in convertible securities, which have unique investment characteristics in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Portfolio Fund is called for redemption, the Master Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Master Fund’s ability to achieve its investment objective.

Special Situations. The Master Fund may make investments in Investment Funds or with respect to an obligor involved in (or the target of) acquisition attempts or tender offers, or companies involved in spin-offs and similar transactions. In any investment opportunity involving any such type of business enterprise, there exists the risk that the transaction in which such business enterprise is involved will either be unsuccessful, take considerable time or result in a distribution of cash or a new security, the value of which will be less than the purchase price of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Master Fund may be required to sell its investment at a loss. In connection with such transactions (or otherwise), the Master Fund may purchase securities on a when-issued basis, which means that delivery and payment take place sometime after the date of the commitment to purchase and are often conditioned upon the occurrence of a subsequent event, such as approval and consummation of a merger, reorganization or debt restructuring. The purchase price or interest rate receivable with respect to a when issued security is fixed when the Master Fund enters into the commitment. Such securities are subject to changes in market value prior to their delivery.

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